[Chapman and Cutler LLP Letterhead]

September 20, 2021

VIA EDGAR CORRESPONDENCE

Anu Dubey
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-258277

Dear Ms. Dubey

This letter responds to your comments, provided by telephone regarding the pre-effective amendment to the registration statement filed on Form N‑14 (the “N-14 Registration Statement”) for Innovator ETFs Trust (the “Trust I” or the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on September 17, 2021 for Laddered Fund of U.S. Equity Power Buffer ETFs™, a series of Trust I (the “BUFF Acquiring Fund”), Innovator S&P Investment Grade Preferred ETF, as series of Trust I (the “EPRF Acquiring Fund”), Innovator Laddered Fund of U.S. Equity Power Buffer ETFs™, a series of Innovator ETFs Trust II (“Trust II”), and Innovator S&P Investment Grade Preferred ETF, as series of Trust II (the “EPRF Acquired Fund”). The N-14 Registration Statement relates to the proposed reorganizations of the BUFF Acquired Fund with and into the BUFF Acquiring Fund and the EPRF Acquired Fund with and into the EPRF Acquiring Fund. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Legality Opinions

The Staff requests the legality opinions filed as Exhibits 11(a) and 11(b) with the N-14 Registration Statement be revised in a post-effective amendment to remove the below assumption in accordance with Staff Legal Bulletin No. 19:

“1.          The Fund’s Shares will be issued in accordance with the Declaration of Trust and By-laws and resolutions of the Trust’s Board of Trustees relating to the creation, authorization and issuance of Shares.”

Response to Comment 1

The Registrant confirms it will remove the referenced assumption in each of the legal opinions to be filed as Exhibits 11(a) and 11(b) in a post-effective amendment to the N-14 Registration Statement, prior to the issuance of the respective Fund’s Shares.

Please call me at (312) 845-3273 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:         /s/ Walter L. Draney

Walter L. Draney

cc: Kimberly Browning